Exhibit 5.1

[On Univar Letterhead]

Mr. Nick Powell

Via Univar Email

February 21, 2019

Dear Mr. Powell:

This letter agreement supplements and modifies the terms of that Severance and Change in Control Agreement (the “CIC Agreement”) effective as of the 6th day of November, 2018 (the “Effective Date”) between Univar Inc., a Delaware corporation (“Univar”), and you (“Executive”). Capitalized terms not defined in this letter agreement shall have the meaning given them in the CIC Agreement.

We agree as follows:

1.	Garden Leave.

Univar may, at any time during Executive’s employment, require Executive to cease performing Executive’s duties for one or more periods (including any notice period) as Univar in its absolute discretion may determine (each such period defined as “Garden Leave”). During Garden Leave:

a.	Univar shall continue to pay Executive’s Base Salary;

b.

Univar shall be under no obligation to provide any work for Executive and shall be entitled to appoint any other person or persons to perform Executive’s duties whether on a temporary or a permanent basis;

c.	Univar may forbid Executive from entering any Group premises or contacting any employees, officers, customers, clients, agents or suppliers of the Group without Univar’s prior written consent;

d.	Executive shall, at the request of Univar, immediately deliver to Univar all property in Executive’s possession or control (excluding any car provided to Executive by Univar) that either:

i.	belongs to Univar or any Affiliate or

ii.	relates to the business of Univar or any Affiliate

e.	Executive shall keep Univar informed of Executive’s whereabouts so that Executive may be called upon to perform any appropriate duties as required by Univar; and

f.

for the avoidance of doubt, Executive shall continue to be bound by all of Executive’s obligations under the CIC Agreement insofar as they are compatible with Executive being on Garden Leave including, without limit, Executive’s fiduciary obligations under Section 1.

2.	Notice.

Despite any language in Section 2 of the CIC Agreement to the contrary, Executive is required to give and entitled to receive 12 months’ notice of termination of employment, except that no advance notice is required for:

a.	Univar’s termination of Executive’s employment for Cause or

b.	Executive’s termination of Executive’s employment for Good Reason in the absence of Cause.

3.	Good Reason.

Garden Leave shall not constitute Good Reason or a grounds for Good Reason.

4.	Entire Agreement.

The CIC Agreement, as supplemented and modified by this letter agreement, contains the entire agreement of Executive and Univar with respect to the subject matter of cash severance payable to Executive in connection with termination of employment and terminates and supersedes all prior agreements and understandings with respect to such subject matter. The Employment Contract between Executive and Univar Europe Limited effective as of 1 January, 2017, is terminated in its entirety.

If you agree with the terms of this letter agreement, which are effective as of the Effective Date, please sign below and return an executed copy to me.

UNIVAR INC.

By:	/s/ Kim Dickens
(Signature)

Kim Dickens
SVP & Chief Human Resources Officer

EXECUTIVE

Accepted:	/s/ Nick Powell

Nick Powell
President EMEA & APAC